FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

14 November 2024

HSBC HOLDINGS PLC
DIRECTOR DECLARATION

In accordance with UK Listing Rule 6.4.9(2), HSBC Holdings plc ('HSBC') confirms that Kalpana Jaisingh Morparia, a non-executive Director of HSBC, has been appointed as an independent non-executive Director of The Great Eastern Shipping Company Limited with effect from 14 November 2024.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

Investor enquiries to:
Neil Sankoff                          +44 (0) 20 7991 5072         investorrelations@hsbc.com
Yafei Tian                              +852 2899 8909                  yafei.tian@hsbc.com.hk

Media enquiries to:
HSBC press office                +44 (0) 20 7991 8096         pressoffice@hsbc.com

Notes to editors:
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 60 countries and territories. With assets of US$3,099bn at 30 September 2024, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 14 November 2024